Headwaters Incorporated

10653 South River Front Parkway

Suite 300

South Jordan, UT 84095

May 31, 2012

BY EDGAR SYSTEM

United States Securities and Exchange Commission
Washington, D.C. 20549
Attention:	Pamela A. Long, Assistant Director
Ms. Jessica Dickerson, Staff Attorney
Mr. Craig Slivka, Special Counsel

RE:                            Headwaters Incorporated

Form T-3

Filed May 4, 2012

File No. 022-28972

Request for acceleration of effectiveness

Ladies and Gentlemen:

Headwaters Incorporated (the “Company”) hereby requests that the effective date of qualification of the above-captioned Form T-3 (the “Form T-3”), be accelerated to 4:00 P.M., Eastern Time, on Monday, June 4, 2012, or as soon thereafter as may be practicable.

The Company acknowledges that:

• Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Form T-3.

Very truly yours,

HEADWATERS INCORPORATED

By:	/s/ D. Kerry Stubbs
Title:	Vice President of Financial Reporting

cc:  Linda C. Williams, Esq., Pillsbury Winthrop Shaw Pittman LLP
Harlan M. Hatfield, General Counsel